Exhibit 12

Alcoa and subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratio)

Six months ended June 30,	2013
Earnings:
Income before income taxes	$107
Noncontrolling interests’ share of earnings of majority-owned subsidiaries without fixed charges	—
Equity income	(23)
Fixed charges added to earnings	252
Distributed income of less than 50 percent-owned persons	46
Amortization of capitalized interest:
Consolidated	22
Proportionate share of 50 percent-owned persons	—

Total earnings	$404

Fixed Charges:

Interest expense:
Consolidated	$233
Proportionate share of 50 percent-owned persons	—

$233

Amount representative of the interest factor in rents:
Consolidated	$19
Proportionate share of 50 percent-owned persons	—

$19

Fixed charges added to earnings	$252

Interest capitalized:
Consolidated	$50
Proportionate share of 50 percent-owned persons	—

$50

Preferred stock dividend requirements of majority-owned subsidiaries	—

Total fixed charges	$302

Ratio of earnings to fixed charges	1.3